UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________
Form 11-K
__________________________________________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______
Commission file number: 1-10864

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UnitedHealth Group 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
__________________________________________________________
UnitedHealth Group Incorporated

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota

 __________________________________________________________

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of
UnitedHealth Group 401(k) Savings Plan
Minneapolis, MN

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of UnitedHealth Group 401(k) Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2019, and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, MN
June 18, 2020

We have served as the auditor of the Plan since 2002.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018 (in thousands)

	2019	2018
ASSETS:

Plan's interest in Master Trust	$13,671,685	$10,328,244
Investments - at fair value	714,885	590,914

Receivables:
Notes receivable from participants	377,775	333,744
Employer contributions	—	1,086

NET ASSETS AVAILABLE FOR BENEFITS	$14,764,345	$11,253,988

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019 (in thousands)

ADDITIONS:
Contributions:
Employee	$918,457
Employer	419,239
Rollover	128,334

Total contributions	1,466,030

Plan's interest in Master Trust investment income	2,451,645
Net appreciation in fair value of investments	110,171
Interest and dividends	5,796
Interest income on notes receivable from participants	19,720

Total additions	4,053,362

DEDUCTIONS:
Benefits paid to participants	933,118
Administrative expenses	6,629

Total deductions	939,747

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	3,113,615

NET TRANSFERS INTO THE PLAN (Note 10)	396,742

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,510,357

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,253,988

End of year	$14,764,345

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEAR ENDED DECEMBER 31, 2019

1.DESCRIPTION OF PLAN
The following description of the UnitedHealth Group 401(k) Savings Plan (“the Plan”) is provided for informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s information.
General
The Plan was first established on July 1, 1985, as a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. UnitedHealth Group Incorporated (“the Company”) is the Plan sponsor.
The UnitedHealth Group Employee Benefits Plans Administrative Committee ("Plan Administrator") is responsible for oversight of the Plan, except with respect to investment matters. The UnitedHealth Group Employee Benefits Plans Investment Committee (“Investment Committee”) determines the appropriateness of the Plan’s investment offerings and monitors investment performance.
A majority of the Plan’s investments are held in the UnitedHealth Group 401(k) Savings Plan Master Trust (“Master Trust”). The Master Trust is administered by Fidelity Management Trust Company ("the Trustee"). The Master Trust includes certain assets of the Plan and assets of other defined contribution plans of the Company’s affiliates (“Participating Plans”) in a single trust. Each Participating Plan has an interest in specific assets of the Master Trust based on participant account balances.
Eligibility
In general, eligible employees may make salary deferral contributions to the Plan upon employment with a participating employer of the Company and are automatically enrolled in the Plan as soon as administratively feasible after their hire date. Participants become eligible for employer safe harbor matching contributions once they are credited with one year of service. Employees whose employment is governed by the terms of a collective bargaining agreement (unless such collective bargaining agreement provides for the inclusion of those employees in the Plan), persons who the Company classifies as leased employees, and certain other classifications of employees are not eligible to participate in the Plan.

Contributions
Contributions to the Plan include (i) salary deferral contributions authorized by participants, (ii) matching contributions made by the Company, (iii) discretionary contributions made by the Company, and (iv) participant rollover contributions from another plan. Participants may elect to contribute a percentage up to 50% of their eligible compensation to the Plan, up to the maximum dollar amount permissible under the Internal Revenue Code (“the Code”). Salary deferral contributions include pretax deferrals and Roth deferrals. Eligible employees are automatically enrolled at an employee pretax deferral rate of 3% of their eligible pay, unless they decline to participate within a prescribed time limit or they elect a different deferral rate. The Plan provides for automatic annual deferral rate increases until the participant’s combined pretax and/or Roth deferral rate reaches 6%. Participants who have attained age 50 before the end of the plan year may make additional catch-up contributions, subject to limitations imposed by the Code. A participant’s salary deferral and catch-up contributions cannot exceed 80% of the participant’s eligible pay. Rollover contributions are assets formerly held in a qualified employee benefit plan of a prior employer, which a participant elects to be transferred into the Plan.
The Company makes a safe harbor matching contribution equal to 100% of contributions up to 3% of eligible compensation, plus 50% of the next 3% of eligible compensation for a maximum contribution of 4.5% per payroll period as defined in the Plan document. Additional discretionary contributions may also be made by the Company. No discretionary contributions were made during the 2019 plan year.
Participant Accounts
Each participant’s account is credited with the salary deferral contributions, rollover contributions, if any, an allocation of the Company’s contributions, and Plan earnings (net of administrative expenses). Allocations are based on the participant’s eligible compensation or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Classification
All investments are participant directed. The Plan is intended to comply with ERISA section 404(c). Participants have the right to individually select the percentage of their accounts to be invested among different classifications of investments made available to them.

Vesting
Participants are immediately vested in their salary deferral contributions, rollover contributions, and earnings thereon. Employer safe harbor contributions and discretionary contributions, if any, and earnings thereon vest in accordance with the provisions of the Plan as follows:

Years of Service	Vesting
Less than 2 years	0%
2 or more	100%
Notwithstanding the vesting schedule above, employer contributions, if any, will become fully vested (100%) upon the occurrence of any of the following events while the participant is employed by the Company: the participant’s death, disability, attainment of normal retirement age (age 65), a partial or complete termination of or complete discontinuance of contributions to the Plan, or an acceleration date, as defined in the Plan document.

Dividend Payout
The Plan includes a dividend payout feature for the UnitedHealth Group Stock Fund ("the Stock Fund”). This feature allows participants invested in the Stock Fund to elect whether dividends payable on Company stock held in the Stock Fund are distributed to participants in cash or reinvested in Company stock within the Stock Fund. The total dividends on the Company stock in the Stock Fund were $5,795,821 for the year ended December 31, 2019. The amount participants elected to be distributed in cash was insignificant.
Forfeited Accounts
Nonvested account balances of terminated employees are forfeited. As of December 31, 2019 and 2018, forfeited nonvested accounts totaled $73,986 and $64,576, respectively. Forfeitures can be used to reduce future employer contributions or to pay certain administrative expenses. During the year ended December 31, 2019, employer contributions were reduced by $3,223,568 from forfeiture accounts.
Payment of Benefits
Benefits may be paid to the participant or beneficiary upon death, disability, or termination of employment, as defined in the Plan document. The total vested portion of a participant's account balance may be distributed in the form of a lump-sum or partial payment. However, if a participant’s account balance is valued at less than $1,000, it is automatically distributed in cash as a direct distribution to the participant. Participants taking a distribution have the option to rollover into an Individual Retirement Account or into another employer-sponsored plan. Participants experiencing financial hardship may withdraw a portion of their account balance, subject to conditions specified in the Plan document.
Notes Receivable from Participants
Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to reduction for certain loan balances in the prior 12 months) or 50% of their vested account balance. These loans are secured by the balance in the participant's account. The loan bears interest at the prime rate of interest, plus 1% and is payable over a period not to exceed 59 months. A loan that is used by the participant to acquire a principal residence may, if the loan originated prior to April 1, 2001, be repaid over a period not to exceed 30 years, or if the loan originated between April 1, 2001 and August 31, 2010 over a period not to exceed 10 years, and if the loan originated on or after September 1, 2010, be repaid over a period not to exceed 118 months. Principal and interest are paid ratably through payroll deductions. Participants may have up to two outstanding loans at one time.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Recently Adopted Accounting Pronouncements
The Company has determined that there have been no recently adopted or issued accounting standards that had, or will have, a material impact on the financial statements.
Investment Valuation and Income Recognition
The Plan’s and Master Trust's investments are stated at fair value except for fully benefit-responsive investment contracts which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Investment Committee determines the Plan’s and Master Trust's valuation policies utilizing information provided by the investment advisors, custodians, and insurance companies. See Note 4 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments and Plan's interest in Master Trust investment income include the gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as benefits paid to participants based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company as provided in the Plan document. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in the net appreciation in fair value of investments and Plan's interest in Master Trust investment income.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. There are no amounts owed to the participants who had elected to withdraw from the Plan, but had not been paid as of December 31, 2019 or 2018.

3.PLAN'S INTEREST IN MASTER TRUST
The investments held in the Master Trust represent the participant-directed investments of the Participating Plans. Each Participating Plan has a divided interest in specific investment assets held in the Master Trust. The value of each Participating Plan’s interest in the Master Trust is based on the beginning of the year value of each plan’s interest in the Master Trust balance plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Investment income and administrative expenses relating to the Master Trust are allocated to each Participating Plan based upon each plan’s relative interest in the assets held in the Master Trust.
The following tables present the net assets of the Master Trust and the Plan’s interest as of December 31, 2019 and 2018.

	2019
(in thousands)	Master Trust Balances	Plan's Interest in Master Trust Balances

Cash and cash equivalents	$50,533	$45,343
Debt securities:
U.S. government and agencies	256,769	233,242
Corporate and other	243,779	221,441
Mutual funds	657,630	606,873
Common stock	1,305,220	1,158,156
Common collective trusts	11,864,859	10,763,570
Total investments - at fair value	14,378,790	13,028,625
Stable value investment fund (Note 5)	703,203	646,731

Total investments	15,081,993	13,675,356

Accrued income	6,072	5,500
Accrued liabilities	(10,120)	(9,171)

Total net assets	$15,077,945	$13,671,685

	2018
(in thousands)	Master Trust Balances	Plan's Interest in Master Trust Balances

Cash and cash equivalents	$13,915	$13,067
Debt securities:
U.S. government and agencies	170,459	162,457
Corporate and other	232,724	221,800
Mutual funds	2,777,023	2,696,658
Common stock	448,521	414,298
Common collective trusts	6,563,631	6,236,236
Total investments - at fair value	10,206,273	9,744,516
Stable value investment fund (Note 5)	605,314	584,163

Total investments	10,811,587	10,328,679

Accrued income	4,209	3,986
Accrued liabilities	(4,707)	(4,421)

Total net assets	$10,811,089	$10,328,244
Due to external investment management of the funds, the Master Trust may buy, sell or hold the common stock of the Company. As of December 31, 2019 and 2018, the Master Trust held 47,657 and 45,764 shares of the Company through external investment management of the funds with a cost basis of $8,668,568 and $6,964,475, respectively.
The Master Trust had the following investment income for the year ended December 31, 2019.

2019
(in thousands)	Master Trust Balances
Net appreciation in fair value of investments	$2,559,461
Interest and dividends	49,418
Total investment income	$2,608,879

Plan's interest in Master Trust investment income	$2,451,645

4.FAIR VALUE MEASUREMENT
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:
Level 1 ‑  Unadjusted quoted prices for identical assets in active markets that the Plan or Master Trust can access.
Level 2 ‑ Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 ‑ Unobservable inputs for the asset.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019.
Cash and cash equivalents: The carrying value of the cash and cash equivalents approximates fair value as maturities are less than three months.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trusts: Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay the withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Debt securities: Fair value of debt securities is based on quoted market prices, where available. A price is obtained for each security primarily from a third-party pricing service ("pricing service"), which generally uses quoted or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, and, if necessary, makes adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, benchmark yields, credit spreads, default rates, prepayment speeds, and nonbinding broker quotes.
Fair values of debt securities that do not trade on a regular basis in active markets but are priced using other observable inputs are classified as Level 2.
Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the U. S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.
Self-directed brokerage accounts: The self-directed brokerage account allows participants the opportunity to invest in a wide array of individual securities including stocks, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, exchange-traded funds, and mutual funds, which are primarily valued using the methodologies described above for the Plan’s investments in cash and cash equivalents, common stock, debt securities, and mutual funds.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s interest in Master Trust and Plan’s investments measured at fair value on a recurring basis at December 31, 2019 and 2018.

	Fair Value Measurements at December 31, 2019
(in thousands)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$50,736	$—	$50,736
Debt securities:
U.S. government and agencies	92,507	140,735	233,242
Corporate and other	—	221,441	221,441
Mutual funds	606,873	—	606,873
Self-directed brokerage accounts	296,949	7,148	304,097
Common stock	1,563,551	—	1,563,551

Total assets in the fair value hierarchy	$2,610,616	$369,324	2,979,940

Instruments measured at NAV			10,763,570

Total investments at fair value			$13,743,510

	Fair Value Measurements at December 31, 2018
(in thousands)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$17,771	$—	$17,771
Debt securities:
U.S. government and agencies	42,554	119,903	162,457
Corporate and other	—	221,800	221,800
Mutual funds	2,696,658	—	2,696,658
Self-directed brokerage accounts	210,462	5,304	215,766
Common stock	784,742	—	784,742

Total assets in the fair value hierarchy	$3,752,187	$347,007	4,099,194

Instruments measured at NAV			6,236,236

Total investments at fair value			$10,335,430

Fair Value of Investments in Entities that Use NAV
The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2019 and 2018.

Investment	Fair Value (1)	Unfunded Commitment	Redemption Frequency(2)	Redemption Notice Period(3)(4)
	(in thousands)	(in thousands)
December 31, 2019

Common collective trusts	$10,763,570	$—	Immediate	Various

December 31, 2018

Common collective trusts	$6,236,236	$—	Immediate	Various
(1) The fair value of investments are based on the fair values of the underlying investments in the funds.
(2) Certain events may cause funds held in the common collective trusts to be deferred, including, but not limited to, the following:
(i) Closing or disruption of the financial markets or exchanges in which a transaction is unable to be settled prudently.
(ii) An emergency situation in which the disposition of assets would be seriously prejudicial to Master Trust participants.
(iii) Breakdown in the means of communication normally employed to determine fair market value of an investment.
(iv) Investments cannot be effected at normal rates of exchange.
None of these events occurred in 2019 and 2018.
(3) Certain common collective trusts require redemption notice periods for plan withdrawals at the discretion of the investment  advisor.
(4) Certain common collective trusts require redemption notice periods for participant withdrawals at the discretion of the investment advisor.

5.FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
The Master Trust provides a stable value investment fund to participants that is comprised of a separate account guaranteed investment contract and four security-backed investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and expenses. The following represents the disaggregation of contract value between types of investment contracts held by the Master Trust.

(in thousands)	2019	2018

Security-backed investment contracts	$556,752	$474,054
Separate account guaranteed investment contract	146,451	131,260

Total stable value investment fund	$703,203	$605,314

Plan's interest in stable value investment fund	$646,731	$584,163

Security-backed investment contracts and separate account guaranteed investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of fixed income funds and pooled separate accounts. The portfolio is either owned directly by 1) the Master Trust (security-backed investment contract) or 2) owned by the contract issuer and segregated in a separate account for the benefit of the Master Trust (separate account guaranteed investment contract). The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0%. Cash flow volatility (for example, timing of the benefit payments) as well as asset underperformance can be passed through to the Master Trust through adjustments to future contract crediting rates. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed investment contracts and separate account guaranteed investment contracts have the risk of default or lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the portfolio manager’s credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Master Trust requires that the issuers of each contract have a minimum quality rating as of the contract effective date and that all underlying portfolio assets be rated investment grade at the time of purchase.
Security-backed investment contracts and separate account guaranteed investment contracts generally are automatically renewing contracts that contain termination provisions, allowing the Master Trust or the contract issuer to terminate with notice, at any time, at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.
In addition, if the Master Trust defaults on its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined by ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Master Trust will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contract’s coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes in control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Master Trust to be tax qualified.
Certain events might limit the ability of the Master Trust to transact at contract value with the contract issuer. Withdrawals associated with these events, which are not in the ordinary course of the Master Trust operations, are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. These events may be different under each contract. Examples of such events include the following:
•Material amendments to the Master Trust’s structure of administration;
•Failure of the Master Trust to qualify under Section 401(a) of the Code or the failure of the Master Trust to be tax- exempt under Section 501(a) of the Code;
•Premature termination of the contracts;
•Complete or partial termination of the Master Trust, including a merger within another plan;

•Redemption of all or a portion of the interests in the Master Trust at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Master Trust (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, or the Company’s establishment of another tax qualified defined contribution plan;
•Changes to the Master Trust’s prohibition on competing investment options; and
•Bankruptcy of the Company or other company events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Master Trust’s normal operations.
No events are probable of occurring that might limit the ability of the Master Trust to transact at contract value with the contract issuers and that also would limit the ability of the Master Trust to transact at contract value with the participants.

6.PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right to discontinue contributions or to amend or terminate the Plan at any time. In the event of the Plan’s termination, participants’ accounts would become 100% vested and the Company could direct either the current distribution of the assets or the continuation of the trust, in which case distribution of the benefits would occur in accordance with the terms of the Plan.

7.FEDERAL INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated May 3, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan's Administrator and the Plan’s tax counsel believe that the Plan is designed in compliance with the applicable requirements of the Code. The Company is aware of certain operational issues impacting the Plan. The Company will take all corrective action necessary and believes the Plan will maintain its qualified status.
GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The investment of the Plan in the Company’s common stock is considered an exempt party-in-interest transaction. At December 31, 2019 and 2018, the Plan held 1,378,987 and 1,487,012 shares of common stock of the Company in the Stock Fund with a cost basis of $43,742,614 and $47,169,257, respectively. The Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as exempt party-in-interest transactions.

9.RISKS AND UNCERTAINTIES
The Plan provides for investment in a variety of investment securities. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
10.PLAN TRANSFERS
During 2019, The Advisory Board Company 401(k) Profit Sharing Plan, HealthMarkets 401(k) and Savings Plan, HealthSCOPE Benefits Retirement Savings Plan, Peoples Health Network 401(k) Profit Sharing Plan, Quality Software Services, Inc. 401(k) Plan, Spectera, Inc. 401(k) Plan for Crown and United Optical Employees, and USMD Holdings, Inc. 401(k) Plan merged into the Plan.

11.DELINQUENT PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2018, the Company did not remit certain participant loan payments to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions totaled $7,645. The Company compensated participants in 2019 for lost earnings resulting from the delay.

12.RECONCILIATION TO THE FORM 5500
Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2019 and 2018, is as follows:

(in thousands)	2019	2018
Net assets available for benefits per the financial statements	$14,764,345	$11,253,988
Deemed distributions of participant loans	(594)	(536)

Net assets available for benefits per the Form 5500	$14,763,751	$11,253,452
A reconciliation of the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2019 is as follows:

(in thousands)	2019
Increase in net assets available for benefits per the financial statements	$3,510,357
Deemed distributions activity	(58)

Net income per the Form 5500	$3,510,299
******

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT
TO THE REQUIREMENTS OF FORM 5500

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN
(EIN 41-1321939, Plan #001)

FORM 5500, SCHEDULE H, Part IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019 (in thousands)

Current Value

UnitedHealth Group Inc. common stock*	$405,395
Self-directed brokerage accounts	304,097
Fidelity institutional cash - U.S. government fund*	5,393
Participant loans (interest ranging from 3.25% to 10.25% and maturity dates ranging from January 2020 - October 2046)*	377,181
Total investments	$1,092,066

*Known party-in-interest

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN
(EIN 41-1321939, Plan #001)

FORM 5500, SCHEDULE H, Part IV, LINE 4A - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and Prohibited Transaction Exemption 2002-51
	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (VFCP)	Contributions Pending Correction in VFCP
Participant contributions transferred late to the plan	$—	$7,645	$—	$—

Check here if late participant loan contributions are included: X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITEDHEALTH GROUP 401(K) SAVINGS PLAN
By:UNITEDHEALTH GROUP INCORPORATED, the Plan Sponsor
Dated: June 18, 2020	By:	/S/ THOMAS E. ROOS
Thomas E. Roos Senior Vice President and Chief Accounting Officer